UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES THE COMPLETION OF AN OFFERING OF GREEN BONDS IN THE SECONDARY MARKET FOR THE FINANCING OF SUSTAINABILITY PROJECTS

Medellin, Colombia, December 5, 2016

Earlier today, Bancolombia announced the completion of an offering of ordinary bonds in an aggregate principal amount of three hundred fifty thousand million pesos (COP $350,000,000,000) in the secondary market, with a term of 7 years and a rate of IBR + 2.20% monthly (30/360).

The bonds are referred to as Green Bonds because the proceeds from the offering will be used to finance sustainability projects to combat the climate changes, associated with renewable energies and sustainable constructions.

The International Finance Corporation IFC, member of the World Bank Group, acquired all the bonds of the offering.

Pursuant to the requirements of the offering Prospectus, a certification of Bancolombia’s External Auditors is included as part of this press release, related to the compliance with the requirements of the Offering Notice.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Strategy and Finance	VP of Finance	Investor Relations
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Strategy and Finance	VP of Finance	Investor Relations
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: December 5, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance